View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Jade & Jasper Hair Lounge

Salon / Barbershop

Kirkland, WA
Coming Soon
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Jade & Jasper Hair Lounge is seeking investment to fund the buildout of first brick and mortar location
First LocationRenovating Location
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Jade & Jasper Hair Lounge is offering perks to investors. You earn the most valuable perk available ba
in this business. You will not also receive the perks of lesser value, unless specified below.

Free Mens Cut Invest $300 or more to qualify. 8 of 8 remaining

Come in and experience your first custom haircut complimentary as a thank you for supporting our bu
see our soon to be space as well!

30% off a Haircoloring Service Invest $300 or more to qualify. 8 of 8 remaining

Once we're open, Come in and enjoy 30% off any color service including our luxury custom full balayag the phones, inventory, Pos, checkout systems, and scheduling as well as perform one of a kind men'

OUR MISSION

Jade & Jasper is a luxury holistic hair lounge that caters to busy everyday professionals who need a
& Jasper offers not only the best in hair services including custom balayage, long lasting color, mast
but we also offer organic haircare products, aromatherapy candles, and men's and women's apparel
All products will be shipped nationwide straight to your door using compostable materials.

We offer only organic haircare
We believe your beauty routine shouldn't need to damage the earth
We will ship all our products out using compostable bags, and green shipping practices to reduce wa
We believe in a stress free way to live
I strongly believe that anything going in or on our bodies should be as close to farm to chair as possi
the longer its out of the earth

Whether you believe in stones having power or not, I do believe that either way, having a reminder (l
help shift your mindset and keep you thinking positive throughout the day! Below are the meanings o

Jade is associated with many ancient cultures and is known for its metaphysical properties. It's is be
and peace and is highly valued for its healing and protection properties. It signifies wisdom gathered
"good luck" stone. It promotes self sufficiency and soothes the mind from negative thoughts.

Jasper is known as the supreme nurturing or healing stone, providing support during times of stress
honesty and happiness. Yellow jasper can even heal the digestive tract and reduce feelings of nause
balance, and can transform ideas into action.

SALON INSPIRATION
Previous
Next
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

To secure our first location and finish the build out!

Deposit to secure retail space
Renovate floors, paint, lights, etc
Put in plumbing attachment
Keep full inventory in stock
OUR PORTFOLIO
Previous
Next

sulphates, parabens, chemicals, and many are more than 90% water. This is to cut costs on ingredie
product, and make you use more because it is diluted.

So you can rest assured that none of our products will ever have any of those dangerous chemicals
cause hair loss, but also other illnesses down the road.

I cannot wait to continue to educate my clients and followers on how to make informed eco friendly :
fooled by marketing!

Product Lines We Carry:

Innersense Organic Beauty

Oway(Organic Way)

J&J Hair Products coming soon!

Innersense:

is an Organic beauty line that uses ethically sourced organic ingredients, clean chemistry, and radica
of new product developement. Their motto is "no parabens, silicones, sulfates, synthetic fragrances
their products. It's your health. It's our planet."

Oway:

"is the world's first-ever care and styling line with certified biodynamic, organic and fair trade ingred
chemical-free farmland in Bologna, Italy.

Oway is the first complete hair system to use pure essential oils and active botanicals from biodynar
certified fair trade ingredients. Made with pure essential oils and micronized botanicals. Oway produ
parabens, PEGS/PPGS, mineral oils, synthetic fragrance and they are never tested on animals.

This is where Italian quality meets nature, from farm to chair!"

INNERSENSE
Previous
Next
Order Online
Previous
Next
This is a preview. It will become public when you start accepting investment.
EXPANDING THE COMPANY

Plans for the Future

EXPENSES

Rent $36,000 $36,900 $37,822 $38,767 $39,736

Utilities $7,200 $6,150 $6,303 $6,460 $6,621

Salaries $48,000 $66,000 $70,620 $74,151 $76,375

Insurance $975 $516 $528 $541 $554

Legal & CPA fees $6,000 $1,230 $1,260 $1,291 $1,323

MailChimp Email $192 $123 $126 $129 $132

Phone Company $120 $123 $126 $129 $132

Shipping $6,000 $0 $0 $0 $0

Advertising $4,800 $0 $0 $0 $0

Website $312 $0 $0 $0 $0

Credit Card fees $1,200 $0 $0 $0 $0

Operating Profit $152,121 $207,958 $224,545 $236,929 $244,276

This information is provided by Jade & Jasper Hair Lounge. Mainvest never predicts or projects perfo
audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Projected Balance Sheet.numbers

Profit and Loss Statement.numbers

Investment Round Status

Target Raise $10,000

Maximum Raise $45,000

Amount Invested $0

Investors 0

Investment Round Ends May 28, 2021

Summary of Terms

Legal Business Name Jade&Jasper LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.4×

Business's Revenue Share 1%-4.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2026

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Jade&Jasper Hair Lounge's fund
Lounge may require additional funds from alternate sources at a later date.

Jade&Jasper Hair Lounge is still in the process of securing a location to lease, which will be necessa
extent Jade&Jasper Hair Lounge is unable to find and secure a location that is adequate, investors r
investors may lose some of their investment.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumptio
other various assumptions regarding operations. The validity and accuracy of these assumptions wil
over which Jade&Jasper Hair Lounge and the key persons will have no control. Changes in assumpti
significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome
projected outcomes. Consequently, there can be no assurance that the actual operating results will
herein. Additionally, Jade&Jasper Hair Lounge is a newly established entity and therefore has no ope
could be projected with.

The Company Might Need More Capital

Jade&Jasper Hair Lounge might need to raise more capital in the future to fund/expand operations,
team members, market its services, pay overhead and general administrative expenses, or a variety
assurance that additional capital will be available when needed, or that it will be available on terms t
as an investor. If Jade&Jasper Hair Lounge is unable to obtain additional funding when needed, it co
plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither
Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some oth
as a public offering of shares (for example, publicly-traded firms must generally provide investors wi
statements that have been audited by an independent accounting firm). Although Title III does requi
that you would make a different decision if you had more information.

Lack of Ongoing Information

Jade&Jasper Hair Lounge will be required to provide some information to investors for at least 12 mo
this information is far more limited than the information that would be required of a publicly-reportin
Lounge is allowed to stop providing annual information in certain circumstances.

Changes in Laws

Conversely, if Jade&Jasper Hair Lounge fails to generate enough revenue, you could lose some or al

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Jade&Jasper Hair Lounge, and the revenue of .
down (or even disappear altogether) unpredictably, it is impossible to predict how much you will rec
payments are unpredictable, so is your ultimate return.

Subordination

The Notes shall be subordinated to all indebtedness of Jade&Jasper Hair Lounge to banks, commer
equipment financing institutions, and/or other institutions regularly engaged in the business of lendir

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for
Instead, a representative will be appointed according to the procedures set forth in the Note Indent
the representative, or that the representative will do things you believe are wrong or misguided. If ar
representative has been appointed, all of the representative's reasonable expenses must be paid be
with respect to the Notes.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S
of rules about corporate governance that are intended to protect investors. For example, the major U
companies to have an audit committee made up entirely of independent members of the board of di
outside relationships with Jade&Jasper Hair Lounge or management), which is responsible for monit
compliance with the law. Jade&Jasper Hair Lounge will not be required to implement these and othe

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara
Buying a Note is not like that at all. The ability of Jade & Jasper Hair Lounge to make the payments y
your money back, depends on a number of factors, including many beyond our control.

Uninsured Losses

Although Jade & Jasper Hair Lounge will carry some insurance, Jade & Jasper Hair Lounge may not vulnerable to changes in customer preferences.

Limited Operating History

Jade & Jasper Hair Lounge is a newly established entity and has no history for prospective investors

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack
to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive wi
Jasper Hair Lounge competes with many other businesses, both large and small, on the basis of qua
experience. Changes in customer preference away from Jade & Jasper Hair Lounge's core business
successfully against the with other competitors could negatively affect Jade & Jasper Hair Lounge's

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 1
after that one-year period, a host of Federal and State securities laws may limit or restrict your abilit
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe
should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Jade & Jasper Hair Lounge

Factors like global or national economic recessions, changes in interest rates, changes in credit mar!
conditions, declining employment, changes in real estate values, changes in tax policy, changes in p
crises, among other factors are unpredictable and could negatively affect Jade & Jasper Hair Loung
continue to operate. In the event Jade & Jasper Hair Lounge ceases operations due to the foregoing
will be able to resume operations or generate revenue in the future.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Jade &
more successful than your initial expectations.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any c

Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we re
licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known
offerings under Regulation Crowdfunding are open for investment from the general public. By using
of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site of
invest in a variety of companies, we do not make recommendations regarding the appropriateness o
for any particular investor. We are not investment advisers. Investors must make their own investmen
personal advisors. Neither the Securities and Exchange Commission nor any state agency has review
listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any
Site. If you have questions, please contact us at info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.